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FILE No. 82-5176

March 16, 2006

VIA AIR MAIL

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of Foreign Ownership of Our Shares (dated March 2, 2006) and
- Notice of Foreign Ownership of Our Shares (dated March 13, 2006).

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

3/28

(Translation)

March 2, 2006

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Osamu Okada General Manager of Finance Dept. (Tel: 03-5500-8888)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of February 28, 2006, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

1. Percentage of foreign ownership as of February 28, 2006

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	429,381.00 shares (429,381.00 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	2,938,002.84 shares (2,303,080.00 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	18.64%

2. Date of publication: March 6, 2006 (Paper: Morning issue of Sangyo Keizai Shinbun)

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -

(Translation)

March 13, 2006

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st section of Tokyo Stock Exchange

Inquiries to be directed to: Osamu Okada
General Manager of Finance Dept.
Tel: 03-5500-8888 (key)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of March 10, 2006, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

Percentage of foreign ownership as of March 10, 2006

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	446,143.00 shares (446,143.00 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	2,938,002.84 shares (2,303,080.00 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	19.37%